Exhibit 99.2
1.
Presentation of the annual financial statements and consolidated group financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group, the report by the General Partner with regard to the information pursuant to sections 289 (4), 315 (4) of the German Commercial Code (Handelsgesetzbuch - HGB) and the report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2010; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2010
		6.	Election of the auditors and consolidated group auditors for fiscal year 2011
		7.	Elections to the Supervisory Board and to the Joint Committee. All candidates will be elected individually.
a) b) c) d) e)
Election of Dr Gerd Krick to the Supervisory Board
Election of Dr Dieter Schenk to the Supervisory Board
Election of Prof Dr Bernd Fahrholz to the Supervisory Board
Election of Dr Walter L. Weisman to the Supervisory Board*
Election of William P. Johnston to the Supervisory Board*

2.	Resolution on the allocation of distributable profit		f)	Election of Rolf A. Classon to the Supervisory Board
3.	Resolution on the approval of the actions of the General Partner			*additionally nominated for election into the Joint Committee
4.	Resolution on the approval of the actions of the members of the Supervisory Board	8.	Resolution on modifications of the remuneration of the Supervisory Board and its committees and on the corresponding amendments to Articles 13 and 13e of the Articles of Association
5.	Resolution on the approval of the revised system of compensation of the Management Board members of the General Partner
9.
Resolutions on the cancellation of conditional capitals and a corresponding amendment to the Articles of Association as well as on authorizing the granting of options to managerial staff members (Führungskräfte) and members of the management of Fresenius Medical Care AG & Co. KGaA or an affiliate (Stock Option Program 2011) and the creation of conditional capital to provide for the Stock Option Program 2011 and a corresponding amendment to the Articles of Association

	Fresenius Medical Care AG & Co. KGaA	10.	Resolution on the authorization to purchase and use treasury shares pursuant to section 71 (1) No. 8 AktG and on the exclusion of subscription rights

		11.**	Resolution(s) added upon shareholder request pursuant to Section 122 (2) German Stock Corporation Act (Aktiengesetz), if any

Shareholder motions
All counter motions and proposals for election on specific items on the agenda are to be addressed to

Fresenius Medical Care AG & Co. KGaA
-Investor Relations-
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany

(Telefax: +49 (0)6172-609-2301)

or via email to: ir@fmc-ag.com

We will publish motions and electoral proposals made by shareholders that must be made accessible and are submitted to one of the aforementioned addresses by the end of the day on April 27, 2011 (24:00 hours CEST) on the web at http://www.fmc-ag.com/AGM2011.htm

WO# 97543
▼ FOLD AND DETACH HERE ▼

Please mark your votes as indicated in this example	☒

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1.	☐	☐	☐	5.	☐	☐	☐	7c.	☐	☐	☐	8.	☐	☐	☐
2.	☐	☐	☐	6.	☐	☐	☐	7d.	☐	☐	☐	9.	☐	☐	☐
3.	☐	☐	☐	7a.	☐	☐	☐	7e.	☐	☐	☐	10.	☐	☐	☐
4.	☐	☐	☐	7b.	☐	☐	☐	7f.	☐	☐	☐	11.	☐	☐	☐

**Note: According to Section 122 (2) German Stock Corporation Act, shareholders might under certain circumstances request the addition of agenda items. The deadline for filing such a request is April 11, 2011 (24:00 hours CEST). You can view the current version of the agenda here: http://www.fmc-ag.com/AGM2011.htm

										This will allow you to ascertain whether or not any agenda items have been added at all.
										Alternatively, if you do not have access to the internet, you may wish to call 1800-555-2470 in order to request a hard copy of the revised agenda (if applicable).

RESTRICTED SCAN LINE AREA	Mark Here for Address Change or Comments	☐
SEE REVERSE
NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature____________________________ Signature _____________________________ Date ____________________

▼ FOLD AND DETACH HERE ▼

FRESENIUS MEDICAL CARE AG & Co. KGaA
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. New York City time on May 2, 2011)

The undersigned registered holder of one or more American Depositary Receipts (“Receipts”) of Fresenius Medical Care AG & Co. KGaA (the “Company”) representing ordinary shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to vote or cause to be voted in accordance with the instructions marked on the reverse side hereof, the number of ordinary shares of the Company represented by such Receipt(s) registered in the name of the undersigned on the books of the Depositary as of the close of business on March 30, 2011, at the Annual General Meeting of Shareholders of Fresenius Medical Care AG & Co. KGaA to be held on May 12, 2011, in respect of the agenda items specified in the accompanying invitation.

The Custodian has recommended that ordinary shares be voted “FOR” each of the resolutions #1 to 10 set forth in the accompanying invitation. As for agenda item #11 (only applicable in case of agenda additions pursuant to Section 122 (2) German Stock Corporation Act), the Depositary shall not vote or attempt to exercise the voting right attached to the shares or other deposited securities other than in accordance with the specific voting instruction from an Owner prior to the Instruction Date. As provided in the Receipts, if no specific voting instruction is received from an Owner prior to the Instruction Date, that Owner shall be deemed to have instructed the Depositary to give a proxy to the Custodian, which will act as the proxy bank in accordance with Section 135 of the German Stock Corporation Act, to vote in accordance with the Recommendation with regard to voting of the Shares pursuant to Section 135 (3) of the German Stock Corporation Act as to any matter concerning which the notice from the Company indicates that a vote is to be taken by holders of shares.

Address Change/Comments (Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
PO BOX 3549
S HACKENSACK NJ 07606-9249

(Continued and to be marked, dated and signed, on the other side)

WO# 97543